OMB APPROVAL

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                                                                           ------------------------------
                                  UNITED STATES                             OMB APPROVAL
                       SECURITIES AND EXCHANGE COMMISSION                  ------------------------------
                             WASHINGTON, D.C. 20549                         OMB Number:  3235-0145
                                                                            Expires:  October 31, 2002
                                  SCHEDULE 13G                              Estimated average burden
                                                                            hours per form . . . . 14.9
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934              ------------------------------
                               (AMENDMENT NO. 3)*
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                            The J. M. Smucker Company
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                                (Name of Issuer)

                        Common Shares, without par value
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                         (Title of Class of Securities)

                                   832696 30 6
          -------------------------------------------------------------
                                 (CUSIP Number)

                                  July 26, 2002
          -------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]      Rule 13d-1(b)

         [X]      Rule 13d-1(c)

         [ ]      Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13G

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CUSIP No. 832696 30 6                           Page  2 of 4 Pages
          -----------                                ---  ---
------------------------------                 ---------------------------------

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1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Andros et Cie S.A.S.

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ]
                                                                        (b) [ ]
    Not Applicable

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3   SEC USE ONLY

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4   CITIZENSHIP OR PLACE OF ORGANIZATION

    French Republic
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                             5  SOLE VOTING POWER
                                1,163,795
          NUMBER OF          ---------------------------------------------------
          SHARES             6  SHARED VOTING POWER
       BENEFICIALLY             0
         OWNED BY            ---------------------------------------------------
           EACH              7  SOLE DISPOSITIVE POWER
         REPORTING              1,163,795
           PERSON            ---------------------------------------------------
           WITH              8  SHARED DISPOSITIVE POWER
                                0
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9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,163,795

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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See
    Instructions)
                                                                            [ ]
    Not Applicable

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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    2.35%(1)

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12  TYPE OF REPORTING PERSON (See Instructions)
    CO

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---------------
(1) Based on the number of common shares of The J.M. Smucker Company issued and outstanding on July 24, 2002, as stated in the Form 10-K filed by The J.M. Smucker Company on July 26, 2002.


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CUSIP No. 832696 30 6                           Page  3 of 4 Pages
          -----------                                ---  ---
------------------------------                 ---------------------------------


     This Amendment no. 3 amends the Schedule 13G filed on July 2, 1999 by Andros et Cie S.A.S. and Andros S.A., as amended by Amendment no. 2 filed on February 6, 2001 and Amendment no. 1 filed on February 9, 2000, relating to the common shares, without par value, of The J.M. Smucker Company (the "Company").

Item 2.  Identity and Background.

         Item 2 is hereby amended as follows:

     Effective January 1, 2002, Andros S.A.S. (formerly Andros S.A.), a wholly-owned subsidiary of Andros et Cie S.A.S., was merged into Andros et Cie S.A.S. As a result, Andros et Cie S.A.S. became the owner of record with respect to the Company's common shares referred to in this Amendment no. 3.


Item 4.  Ownership:

         Item 4 is hereby amended as follows:

     As reported in the Company's Annual Report on Form 10-K filed with the SEC on July 26, 2002, certain businesses of The Procter & Gamble Company were acquired by the Company in exchange for approximately 26,000,000 common shares of the Company. As a result of this transaction, the percentage of the outstanding common shares of the Company which are beneficially owned by Andros et Cie S.A.S. was reduced below the 5% threshold of Section 13(d).

     Accordingly, as of July 24, 2002, Andros et Cie S.A.S. beneficially owns in the aggregate 1,163,795 common shares of the Company which is approximately 2.35% of the total outstanding Company common shares.

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|.

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CUSIP No. 832696 30 6                           Page  4 of 4 Pages
          -----------                                ---  ---
------------------------------                 ---------------------------------


Item 10. Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  5/09/2002

ANDROS ET CIE S.A.S.


By:        /s/ Jean Gervoson
           ---------------------------
           Name: Jean Gervoson
           Title: President